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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     November 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, November 29, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc.
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

December 16, 2004

Item 3.

News Release

The news release was issued at Toronto, Ontario on December 16, 2004

Item 4.

Summary of Material Change

The Company announced the grant of options to certain directors to purchase up to 375,000 shares at a price of $3.50 per share for a five year period.

Item 5.

Full Description of Material Change

Reference the accompanying news release dated December 16, 2004.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 16th day of December, 2004.

Thursday, 16 December 2004	Suite 1503, 110 Yonge Street Toronto, Ontario Canada M5C 1T4 Telephone: (416) 368-9932 Facsimile: (416) 368-2934 Trading Symbol: AGI (TSX)

Alamos Gold Inc. Announces Grant of Stock Options

Toronto, Ontario - Alamos Gold Inc. has granted incentive stock options to new directors to purchase up to 375,000 common shares of the Company at a price of $3.50 per share.  The options are exercisable for a five year period.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

December 16, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary